Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 27, 2010

Relating to Preliminary Prospectus Supplement dated May 27, 2010 to Prospectus dated March 21, 2008

Registration Nos. 333-149856 and 333-149856-01

REGENCY CENTERS, L.P.

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	6.0% Notes due 2020 (the “Notes”)

Size:	$150,000,000

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Coupon (Interest Rate):	6.0% per annum

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2010

Maturity:	June 15, 2020

Price to Public:	99.299% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	May 27, 2010

Settlement Date:	T+3; June 2, 2010

Net Proceeds:	$147,973,500 (after deducting underwriting discount and before expenses associated with the transaction)

Redemption Provision:	In full or in part at any time; prior to March 15, 2020, make-whole call based on U.S. Treasury plus 0.45% (45 basis points) and, on or after March 15, 2020, redeemable at 100%.

Yield to maturity:	6.094%

Spread to Benchmark Treasury:	275 basis points

Benchmark Treasury:	U.S. Treasury 3.5% due May 2020

Benchmark Treasury Price and Yield:	101-10; 3.344%

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable); BBB (Stable); BBB+ (Negative Outlook)

Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	75884RAR4

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	Banc of America Securities LLC Capital One Southcoast, Inc.

Comerica Securities, Inc.
Daiwa Securities America Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Morgan Keegan & Company, Inc.
PNC Capital Markets LLC
RBC Capital Markets Corporation
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities Inc. at (212) 834-4533 (collect) or calling or e-mailing Wells Fargo Securities, LLC at (800) 326-5897 or prospectus.specialrequests@wachovia.com.